Exhibit 99.49

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

May 11, 2011.

3.	Press Release

The Press Release dated May 11, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced preliminary production statistics for its first year of commercial operations from its wholly owned San Francisco mine in northern Sonora, Mexico.

5.	Full Description of Material Change

Vancouver, BC - Timmins Gold Corp. is pleased to announce preliminary production statistics for its first year of commercial operations for the year ended March 31, 2011 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

The Company achieved a record quarter of daily production, averaging a total of 13,415 tonnes of ore processed per day for the three months ended March 31, 2011. A total of 18,755 ounces of gold was sold during the three months ended March 31, 2011 for a total of 65,774 ounces of gold sold for the year ended March 31, 2011.

The construction of a new crushing module is scheduled for completion in July, 2011 which will increase crushing capacity to 18,000 tonnes of ore processed per day. The increase in the crushing capacity will allow the ramp up to a targeted production of 100,000 gold ounces per year.

“Management is extremely pleased with the results from our first year of operations. The operations team has delivered continued operational improvements quarter over quarter,” stated Bruce Bragagnolo, CEO of Timmins Gold Corp.

The San Francisco Mine main production statistics for the first year of commercial production are as follows:

Category	Apr-Jun 2010	Jul-Sep 2010	Oct-Dec 2010	Jan-Mar 2011	Total/Average
Ore (Dry tonnes)	905,296	1,090,768	1,208,678	1,207,339	4,412,081
Average Grade (g/t Au)	0.718	0.817	0.939	0.895	0.851
Waste Mined	4,077,568	3,878,015	4,568,616	5,096,932	17,621,131
Total Mined (tonnes)	4,982,864	4,968,783	5,777,294	6,304,271	22,033,212
Strip Ratio	4.5	3.34	3.7	4.2	4.0
Gold ounces Recoverable	14,145	19,374	25,033	24,088	82,640
Gold ounces Sold	11,319	15,680	20,030	18,755	65,784
Days	91	92	92	90	365
Average Ore Processed (t/d)	9,948	11,986	13,282	13,415	12,087
Total Mined (t/d)	54,756	54,009	62,797	70,047	60,365

There were no accidents which resulted in lost time during the quarter.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

May 11, 2011.